UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ventrus Biosciences, Inc.

(Name of Issuer)

Common Stock; $.001 par value

(Title of Class of Securities)

922822101

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 922822101 Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lindsay A. Rosenwald, M.D.(1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only
4.	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,152,503
	6.	Shared Voting Power 118,581 (1)
	7.	Sole Dispositive Power 1,152,503
	8.	Shared Dispositive Power 118,581 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,271,084
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 9.99%
12.	Type of Reporting Person (See Instructions) IN

(1)	Excludes (i) 6,733 shares of common stock and 1,346 shares of common stock underlying warrants beneficially held by a trust established for the benefit of Dr. Rosenwald’s children, and (ii) an aggregate of 64,515 shares of common stock and 28,400 shares issuable upon the exercise of warrants beneficially held by four trusts established for the benefit of Dr. Rosenwald and his family, over which Dr. Rosenwald does not have voting or dispositive power.

CUSIP No. 922822101 Page 3 of 5

Item 1(a) Name of Issuer

Ventrus Biosciences, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices

99 Hudson Street, 5th Floor, New York, NY 10013

Item 2(a) Name of Person Filing

Lindsay A. Rosenwald, M.D.

Item 2(b) Address of Principal Business Office, or if none, Residence

c/o Paramount BioSciences, LLC, 787 7th Avenue, 48th Floor, New York, NY 10019

Item 2(c) Citizenship

United States.

Item 2(d) Title of Class of Securities

Common Stock

Item 2(e) CUSIP Number

922822101

Item 3. Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

CUSIP No. 922822101 Page 4 of 5

Item 4. Ownership

(a)	Amount Beneficially Owned

As of December 31, 2011, Dr. Rosenwald owned beneficially and of record 1,271,084 shares of common stock of Ventrus Biosciences, Inc., which consists of (i) 116,075 shares held of record by Dr. Rosenwald, (ii) 797,785 shares held of record and 187,507 shares of common stock underlying warrants held by Paramount BioSciences, LLC, of which Dr. Rosenwald is the sole member, (iii) 51,136 shares held of record by Capretti Grandi, LLC, of which Dr. Rosenwald is the sole member, and (iii) 118,581 shares issuable upon the exercise of warrants held by National Securities Corporation, an affiliate of Dr. Rosenwald.

Excludes (i) 6,733 shares of common stock and 1,346 shares of common stock underlying warrants beneficially held by a trust established for the benefit of Dr. Rosenwald’s children, and (ii) an aggregate of 64,515 shares of common stock and 28,400 shares issuable upon the exercise of warrants beneficially held by four trusts established for the benefit of Dr. Rosenwald and his family, over which Dr. Rosenwald does not have voting or dispositive power.

(b)	Percent of Class

9.99%, based on 12,406,406 shares of common stock outstanding as of December 31, 2011, as provided by the issuer.

(c)	Number of shares as to which the person has;
(i)	sole power to vote or direct the vote: 1,152,503

(ii)	shared power to vote or direct the vote: 118,581

(iii)	sole power to dispose or direct the disposition of: 1,152,503

(iv)	shared power to dispose or direct the disposition of: 118,581

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

CUSIP No. 922822101 Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2012

/s/ Lindsay A. Rosenwald, M.D.

Lindsay A. Rosenwald, M.D.